SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.


                          FORM U-33-S

        ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES


         Filed under Section 33(e) of the Public Utility
             Holding Company Act of 1935, as amended
             For the Fiscal Year Ended June 30, 2000



Filed pursuant to the Public Utility Holding Company Act of 1935 by

                     Southern Union Company
                504 Lavaca Street, Eighth Floor
                      Austin, Texas  78701
                       (Name and address)



        The Commission is requested to mail copies of all communications relating to this Annual Report to:

                         Dennis K. Morgan
   Executive Vice President - Administration, General Counsel
                          and Secretary
                      Southern Union Company
                            President
            Southern Union Energy International, Inc.
                              and
                            President
         Southern Union International Investments, Inc.
                504 Lavaca Street, Eighth Floor
                     Austin, Texas  78701

                           and to:
                     Stephen A. Bouchard
                Fleischman and Walsh, L.L.P.
          1400 Sixteenth Street, N.W., Suite 600
                   Washington, D.C.  20036

Southern Union Company ("Southern Union"), a Delaware corporation, hereby files this Annual Report Concerning Foreign Utility Companies on Form U-33-S pursuant to Section 33(e) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57(b) of the implementing regulations thereunder, on behalf of Compania Nacional de Gas, S.A. de C.V. ("CNG").

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Southern Union distributes natural gas as a public utility in the States of
Texas, Missouri, Pennsylvania, Rhode Island, Massachusetts and Florida through Southern Union Gas, Missouri Gas Energy, PG Energy, the New England Division and Atlantic Utilities, respectively, each of which is a division of Southern Union. CNG is a limited liability variable stock corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States. Southern Union acquired an equity interest in CNG on July 23, 1997. CNG is a "gas utility company," and Southern Union is a domestic associate public-utility company of CNG, under the Act, exempt pursuant to Section 33(a)(2) of the Act.

Item 1.  Name, Business Address, Facilities and Ownership
------

The name and business address of CNG is:

Compania Nacional de Gas, S.A. de C.V.
Edificio Salart
Morelos 511 Sur
Piedras Negras, Coahuila
Mexico

CNG provides natural gas distribution services at retail in Piedras Negras, Coahuila, Mexico, under a permit granted by Mexican authorities. Natural gas is received by CNG via one city gate with a loop pipeline developed system which utilizes five to 20 pound pressure. CNG's distribution system was established in 1934.

CNG has outstanding two classes of capital shares, par value one peso per share, which shares are the only classes of voting securities outstanding. Southern Union indirectly owns approximately 43% of the outstanding capital stock of CNG, through Southern Union Energy International, Inc. ("SUEI") and Southern Union International Investments, Inc. ("SUII"), two wholly-owned Delaware subsidiaries of Southern Union that own 100% of the capital stock of Energia Estrella del Sur, S. A. de C. V., their Mexican subsidiary ("EES"). The majority of the remainder of the capital shares of CNG presently are owned by members of the Cobo and Libson families.

Item 2.  Guarantees of Financial Obligations
------

Southern Union presently is not subject to recourse for any debt or other finan-cial obligation (through direct or indirect guaranties or otherwise) of CNG.

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Item 3.  Technical Services Contracts
------

There presently is no service, sales or construction contract between Southern Union and CNG; however, there are several agreements for management services and gas supply between Southern Union or its subsidiary companies and CNG or its affiliated companies.

Exhibit A.  Organizational Chart
---------

                     SOUTHERN UNION COMPANY
                               |
                               |
                -------------------------------
                |                             |
                |                             |
    SOUTHERN UNION ENERGY          SOUTHERN UNION INTERNATIONAL
 INTERNATIONAL, INC. ("SUEI")       INVESTMENTS, INC. ("SUII")
  (wholly-owned subsidiary           (wholly-owned subsidiary
  of Southern Union Company)        of Southern Union Company)
                |                             |
                |                             |
                -------------------------------
                               |
                               |
                   ENERGIA ESTRELLA DEL SUR,
                   S.A. DE C.V. ("EES") (99%
                    of stock owned by SUEI;
                   1% of stock owned by SUII)
                               |
                               |
                   COMPANIA NACIONAL DE GAS,
                   S.A. DE C.V. (43% of stock
                       owned by EES)


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                           SIGNATURE
                           ---------



The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the under-signed company shall be deemed to relate only to matters having reference to such company or its subsidiaries.



                                 SOUTHERN UNION COMPANY



Date:  June 14, 2001        By:  DAVID J. KVAPIL
                                 ------------------------------
                                 David J. Kvapil
                                 Senior Vice President and
                                   Corporate Controller (Vice
                                   President and Controller,
                                   Southern Union Energy
                                   International, Inc. and
                                   Vice President and Controller,
                                   Southern Union International
                                   Investments, Inc.)




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